BD 3/15


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION

UNITED STA
SECURITIES AND EXCHA
Washington, D.C


07004371

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SEC FILE NUMBER
8 - 29033

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Papamarkou & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, 50th Floor
(No. and Street)

New York	New York	10153
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Daniels (212) 751-4422
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Scott Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Papamarkou & Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARION W. CERCIELLO
NOTARY PUBLIC, State of New York
No. 01CE4801585
Qualified in Kings County
Cert. Filed in New York County
Comm. Expires January 31, 2010

Signature

Treasurer

Title

02-27-07

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAPAMARKOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

PAPAMARKOU & COMPANY, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Papamarkou & Company, Inc.

We have audited the accompanying statement of financial condition of Papamarkou & Company, Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Papamarkou & Company, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 16, 2007



PAPAMARKOU & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	265,071
Receivable from clearing broker		33,121
Securities owned, at market (cost $429,724)		1,008,380
Property and equipment, net		146,857
Other assets		90,728
	$	1,544,157
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	46,412
Due to affiliate		155,864
Deferred income taxes		51,200
Total liabilities		253,476
Stockholder's equity		
Common stock, $.01 par value, authorized and issued 10,000 shares, outstanding 9,000 shares		100
Additional paid-in capital		575,307
Retained earnings		740,274
		1,315,681
Less: Treasury stock - at cost; 1,000 shares		(25,000)
Total stockholder's equity		1,290,681
	$	1,544,157

See accompanying notes to financial statements.

PAPAMARKOU & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and nature of business

Papamarkou & Company, Inc. (the "Company) is a wholly owned subsidiary of Papamarkou Asset Management, Inc. (the "Parent") and a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of engaging in agency and principal transactions.

2. Summary of significant accounting policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and cash deposits with a clearing organization.

Securities Owned, at market

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lease term

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on the trade-date basis. Interest income is recognized when earned.

Management fee revenues are recognized as earned in accordance with the terms of their applicable contracts in the period that the services are performed.

Income Taxes

The Company complies with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2006 are as follows:

Office equipment	$	34,260
Furniture and fixtures		52,026
Leasehold improvements		303,037
		389,323
Less accumulated depreciation and amortization		242,466
	$	146,857

4. Securities owned, at market

Securities owned at December 31, 2006 consist solely of equity securities.

5. Retirement Plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code (the "Plan"), which covers all eligible employees. The Plan provides for voluntary deductions of up to 15% of the employee's salary, subject to Internal Revenue Code limitations. The Company can make a matching contribution to the Plan, which is at the discretion of the Company and is determined annually. Matching contributions amounted to approximately $19,000 for the year ended December 31, 2006.

PAPAMARKOU & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $933,000, which was approximately $833,000 in excess of its minimum requirement of $100,000.

7. Provision for income taxes

The Company is included in the consolidated federal and state income tax returns filed by its Parent. The Company and the Parent, with the consent of the Parent's stockholder, have elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code and similar state provisions. Under those provisions, the Company and the Parent do not pay federal and state taxes on their corporate income. Instead, the stockholder of the Parent is individually liable for such taxes. The Company's state and city income taxes are calculated as if the Company filed on a separate return basis, using the Parent's effective tax rate. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provision for state and city income taxes provided is based on income for financial accounting purposes.

The provision for income taxes consists of the following:

Current	$ 1,289
Deferred	11,400
	$ 12,689

As of December 31, 2006, the Company had unrealized gains of approximately $579,000, which creates a deferred tax liability of $51,200.

8. Off-balance sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to this clearance agreement.

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash in two major financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

During the year ended December 31, 2006, the Company received approximately 80% of its total commissions revenue from numerous customers whose portfolios were managed by one asset management company.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Commitments and contingencies

The Company has an equipment lease for quote services, which provides for payments of $1,425 per month per terminal, plus amounts for additional services as defined in the agreement. This agreement in annually renewable.

12. Related party transactions

The Company receives commission income from numerous customers' trades placed by investment advisors. Some customers have been referred to these investment advisors by the Parent.

Amounts due to affiliate at December 31, 2006 in the amount of $155,864 represent amounts due to the Parent related to rent and employee benefits that are paid by the Parent and reimbursed by the Company based on head count.

The Company leases office space under a sublease agreement which expires January 2010, the Company subleases office space from its Parent and is obligated to pay approximately $17,300 per month for rent plus associated charges to its Parent.

The lease provides for future minimum rental payments as follows:

Year Ending December 31,		
2007	$	211,000
2008		215,000
2009		215,000

The Company also rents storage space for approximately $500 per month under a month-to-month lease agreement.

END